

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2011

Caleb A. Chill
Vice President, General Counsel and Corporate Secretary
Answers Corporation
237 West 35th Street, Suite 1101
New York, NY 10001

> **Re:**   **Answers Corporation**
> **Proxy Statement on Schedule 14A**
> **Filed February 17, 2011**
> **File No. 001-32255**

Dear Mr. Chill:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Opinion of the Financial Advisor to the Answers.com Board of Directors

Miscellaneous, page 40

1.   You disclose that you agreed to pay UBS for its financial advisory services in connection with the merger an aggregate fee currently estimated to be approximately $2.3 million, a "significant portion" of which is contingent upon consummation of the merger. Please disclose more specifically the portion of the financial advisory services fee that is contingent upon consummation of the merger.

2.   You disclose that you selected UBS as your financial advisor in connection with the merger due, in part, to UBS' familiarity with Answers.com and its business. Please revise your disclosure to more specifically describe UBS' familiarity with you and your business.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Phil Rothenberg, Staff Attorney, at (202) 551-3466 or me at (202) 551-3457 with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Abbe L. Dienstag, Esq.
   Kramer Levin Naftalis & Frankel